ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

January 14, 2009

Via EDGAR and Facsimile

Jeffrey Riedler

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 0610

Washington, DC 20549

Re:	Cell Therapeutics, Inc.

Preliminary proxy statement filed January 2, 2009

File No. 001-12465

Dear Mr. Riedler:

We are submitting this letter on behalf of Cell Therapeutics, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 8, 2009 (the “Staff Letter”) relating to the Company’s preliminary proxy statement filed January 2, 2009 (the “Preliminary Proxy”).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.

Proposal 1: Approval of an amendment to our articles of incorporation to increase the number of authorized shares

1.	We note that you need additional authorized shares of common stock “to pursue our recapitalization plan to regain compliance with the listing requirements of the NASDAQ Stock Market.” Please expand the discussion to specifically describe your recapitalization plan and whether the shareholders will have an opportunity to approve the plan. In this regard, we note the recapitalization plan may include the issuance of shares for outstanding convertible debt and preferred stock as well as possible capital raising activities.

The Company advises the Staff that subsequent to the filing of the Preliminary Proxy, the Company received notification from the NASDAQ Listing Qualifications Panel that it had determined to grant the Company’s request to transfer the listing of its common stock from The NASDAQ Global Market to The NASDAQ Capital Market. The Company’s continued listing on The NASDAQ Capital Market, which transfer was effected on January 8, 2009, is subject to the Company evidencing compliance with all applicable requirements for continued listing on The NASDAQ Capital Market, including the $35 million market value of listed securities requirement or its alternatives, by February 12, 2009.

Pursuant to its recapitalization plan, the Company has sought, and still seeks, to restructure both its outstanding convertible debt and preferred stock, as described below.

On December 5, 2008, the Company announced via press release that its Board of Directors had authorized a modified Dutch tender offer seeking to repurchase a portion or all of an aggregate of $124 million of the Company’s outstanding 4% Convertible Senior Subordinated Notes due 2010, 5.75% Convertible Senior Notes due 2011, 6.75% Convertible Senior Notes due 2010, 7.5% Convertible Senior Notes due 2011 and 9% Convertible Senior Notes due 2012 at a significant discount to the notes’ par value. The Company continues to desire to pursue the tender offer as part of its recapitalization plan, but as of January 13, 2009 the tender offer for this debt has not commenced. The tender offer, if commenced, will be made solely by and subject to the terms and conditions set forth in a Schedule TO (including the Offer to Purchase and related Letter of Transmittal) that will be filed by the Company with the Commission.

Also on December 5, 2008, the Company issued approximately $32.65 million principal amount of its 10% Convertible Senior Notes due 2011 (the “10% Notes”) to BAM Opportunity Fund LP (“BAM”). Pursuant to the terms of this transaction, the Company also repurchased approximately $30 million aggregate principal amount of outstanding 15% Convertible Senior Notes due 2011, Series B 18.33% Convertible Senior Notes and 9.66% Convertible Senior Notes held by BAM. In addition, BAM also granted the Company a conditional put option right to issue and sell to BAM an additional $3 million of Series C 10% Convertible Senior Notes of the Company (the “C Notes”) if the Company makes a convertible notes repurchase tender offer and receives tenders (which are not withdrawn) of at least $62 million principal amount of convertible notes, or to issue and sell to BAM an additional $6 million of C Notes if the Company makes a convertible notes repurchase tender offer and receives tenders (which are not withdrawn) of at least $93 million principal amount of convertible notes. The C Notes would have substantially the same terms as the 10% Notes, including that they would be convertible into Common Stock at the option of the holder at a conversion price of $0.137 per share. If the Company exercises such option, approximately 21.9 million or 43.8 million shares of common stock would be issuable upon conversion of the C Notes, depending on the amount of tenders received in a tender offer.

The Company also amended the “earn-out” provision of the Company’s acquisition agreement relating to Systems Medicine, Inc. (“SMI”) to provide that the Company would pay the SMI stockholders an immediate substitute “earn-out” payment of $5 million (in lieu of the former potential milestone payments of $5 million and $10 million tied to certain FDA milestones for Brostallacin) in shares of the Company’s common stock, except the non-accredited stockholders who were paid in cash, for an aggregate of 38,185,911 shares. The transaction closed in early January 2009.

Furthermore, the Company is still seeking to restructure its preferred stock, but as of this time the Company has not entered into any binding agreements with respect to a restructuring of its preferred stock.

In order to continue to pursue the recapitalization plan and gain, and maintain, compliance with the continued listing requirements of The NASDAQ Capital Market, the Company will need additional authorized common stock for issuance in connection with the recapitalization plan or to raise funds for use in the recapitalization plan through the issuance of shares and derivative securities, though it is unknown at this time how many shares of common stock, other than as described above, may be issued in the future with uncompleted portions of the recapitalization plan.

Pursuant to the NASDAQ Marketplace Rules, no currently contemplated or completed component of the recapitalization plan requires shareholder approval, and the Company does not currently intend to present any such plan or proposal related to the recapitalization, other than the proposal to increase the Company’s authorized shares, to the shareholders for approval.

The Company intends to include the foregoing information in Proposal 1 of the definitive proxy statement.

2.	Please describe how your proposed recapitalization plan will enable you to regain compliance with the listing requirements of the NASDAQ Stock Market.

The recapitalization plan is intended to enable the Company to regain and maintain compliance with the continued listing standards of The NASDAQ Capital Market by increasing shareholders’ equity through a decrease in the Company’s debt, and by increasing the market value of the Company’s listed securities by increasing the number of shares of common stock outstanding. The Company intends to include this information in Proposal 1 of the definitive proxy statement.

3.	Please state the number of shares that may be issued in connection with the proposed recapitalization plan and, if known, to whom such shares will be issued. In addition, your discussion should address any material dilutive effects of the recapitalization.

It is unknown at this time the number of shares that may be issued in the future in connection with the proposed recapitalization plan, and to whom such shares may be issued, other than the potential 21.9 million or 43.8 million shares of common stock (which represent 8.4% and 16.8%, respectively, of the Company’s issued and outstanding shares as of January 13, 2009) that may be issuable to BAM upon conversion of the C Notes if the Company is able to exercise its option in connection with a tender offer for its currently outstanding convertible notes. The recapitalization plan has been, and will likely be in the future, dilutive to the current shareholders of the Company to the extent that additional shares of common stock are issued and outstanding, or issuable upon conversion of convertible notes or preferred stock.

*        *        *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff’s prompt review of this response letter. Should you have any follow-up questions, please call the undersigned at (415) 773-4140.

Sincerely,

Orrick, Herrington & Sutcliffe LLP

/s/ Karen A. Dempsey

Karen A. Dempsey

cc:	James A. Bianco, M.D.

Cell Therapeutics, Inc.